UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

24 September 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

23 September 2015

Diageo issues trading commentary ahead of AGM

Ivan Menezes, Chief Executive, commented:

“The year has started well and performance is in line with our expectations. Volume has grown mid-single digit reflecting both improved volume growth trends and comparison against weakness at the start of last year, especially in US spirits. We have continued to deliver positive mix but, as we expected, price increases have been muted. For the balance of the first half we face a tougher comparison against the phasing of shipments last year, particularly relating to innovations in US spirits and our first half guidance for Diageo North America, of an organic net sales decline of 2%, is unchanged.

“Our outlook for this financial year included the possibility that further currency weakness could impact demand for premium spirits in the emerging markets. Therefore while currencies are weaker in these markets, we continue to believe that stronger volume growth in F16 will lead to improved top line performance and that we can deliver modest organic margin improvement. Our reported results will be impacted by adverse exchange rate movements which at current rates will reduce operating profit for F16 by approximately £150 million against last year.

“We are delivering the change which will further strengthen this business and deliver our performance ambition: building our brands with marketing and innovation and enhancing our distribution platform through investment in our route to consumer. Embedding our sell out discipline has quickened our response to consumer trends, giving us a further competitive advantage and reducing the impact of market volatility on our performance. The changes we have made support our improved working capital management which will drive continued strong free cash flow delivery.

“As we achieve our productivity gains, from F17 we expect to deliver mid-single digit organic top line growth on a sustained basis and operating margin expansion of 100 basis points over 3 years. Our brands, our global footprint and our people give me confidence that Diageo can deliver strong and sustained performance.”

For further information

Media relations:	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

Investor relations:	Catherine James	+44 (0) 208 978 2272
	Angela Ryker Gallagher	+44 (0) 208 978 4911
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:
•
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•
changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•	changes in the cost or supply of raw materials, labour and/or energy;

•
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•
the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•
ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ included in Diageo’s annual report for the year ended 30 June 2015. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.
All rights are reserved in relation to any reference in this document to names of Diageo's products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. © Diageo plc 2015.
The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.
Past performance cannot be relied upon as a guide to future performance.
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 24 September 2015	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary